Exhibit 12.1

Goodman Networks Incorporated

Computation of Historical Ratios of Earnings to Fixed Charges (a)

(In Thousands, Except Ratio Data)

	Year Ended			Six Months Ended
	December 31, 2010	December 31, 2011	December 31, 2012	June 30, 2013
Earnings
Income before income tax expense	$(18,004)	$26,220	$(9,275)	$(17,428)
Fixed charges	6,452	22,098	33,882	18,429

Adjusted Earnings	$(11,552)	$48,318	$24,607	$1,001

Fixed Charges
Interest expense	$5,319	$17,803	$29,909	$16,223
Amortization of debt discount and deferred financing costs	399	2,745	2,089	921
Interest component of rental expense	734	1,550	1,884	1,285

Total Fixed charges	$6,452	$22,098	$33,882	$18,429

Ratio of earnings to fixed charges	— (b)	2.19x	— (c)	— (d)
Interest component of rental expense (estimated 33%)	33%	33%	33%	33%

(a)	For purposes of calculating the ratio of earnings to fixed charges, earnings represents income from continuing operations before income tax expense plus fixed charges. Fixed charges include interest expense, amortized discounts related to indebtedness, amortization of deferred debt issuance costs, and the portion of rental expense that management believes is representative of the appropriate interest component of rent expense.
(b)	For the year ended December 31, 2010, earnings were insufficient to cover fixed charges by $18.0 million.
(c)	For the year ended December 31, 2012, earnings were insufficient to cover fixed charges by $9.3 million.
(d)	For the six months ended June 30, 2013, earnings were insufficient to cover fixed charges by $17.4 million.